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                                                               EXHIBIT (a)(5)(F)


                 IN THE COURT CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY
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DENNIS E. MURRAY, SR.,
Individually
And On Behalf of All Others
Similarly Situated

                   Plaintiff,

               -against-
LOWNDES A. SMITH, RAMANI AYER,
DONALD R. FRAHM, THOMAS M. MARRA,
DAVID K. ZWIENER, GAIL DEEGAN,
ROBERT W. SELANDER, PAUL G. KIRK, JR.,
ROBERT E. PATRICELLI, H. PATRICK SWYGERT,
GORDON I. ULMER, HARTFORD LIFE, INC.,
and HARTFORD FINANCIAL SERVICES GROUP, INC.,

               Defendants.

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                                                   CLASS ACTION COMPLAINT
                                                   Case No. 17960NC

     Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Hartford Life, Inc. ("Hartford Life" or the "Company") and who are similarly situated (the "Class"), for injunctive and other relief. Plaintiff seeks the injunctive relief herein, inter alia, to enjoin the implementation of a transaction whereby Hartford Financial Services Group, Inc. ("Hartford Financial") would buy the remaining shares that it does not already own. Hartford Financial is the controlling shareholder of the Company, owning approximately 81.5% of the Company's outstanding shares. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants.

                                    PARTIES

     2. Plaintiff is and, at all relevant times, has been the owner of shares of Hartford Life common stock.

     3. Hartford Life is a corporation duly organized and existing under the laws of the State of Delaware. The Company is holding company with subsidiaries that underwrite personal life insurance. Hartford Life maintains its principal executive offices at 200 Hopmeadow Street, Simsbury, Connecticut. As of March 22, 1999, Hartford Life had approximately 25,928,071 shares of Class A common stock outstanding and 114,000,000 shares of Class B stock outstanding. Hartford Life has thousands of stockholders of record. Hartford Life stock trades on the New York Stock Exchange.

     4. Defendant Lowndes A. Smith ("Smith") is the President, Chief Executive Officer and a director of Hartford Life. Smith is also responsible for the international operations of Hartford Financial.

     5. Defendant Ramani Ayer ("Ayer") is the Chairman of Hartford Life Board of Directors. Ayer is also Chairman, President and Chief Executive Officer of Hartford Financial.
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     6.  Defendant Donald R. Frahm ("Frahm") is a director of Hartford Life.
Frahm was also the Chairman, President and Chief Executive Officer of Hartford Financial until his retirement in 1998.

     7. Defendant Thomas M. Marra ("Marra") is an Executive Vice President and a director of Hartford Life.

     8. Defendant David K. Zwiener ("Zwiener") is a director of Hartford Life. Zwiener is also an Executive Vice President and Chief Financial Officer of Hartford Financial.

     9.  Defendants Gail Deegan, Robert W. Selander, Paul G. Kirk, Jr., Robert
E. Patricelli, H. Patrick Swygert, and Gordon I. Ulmer are directors of Hartford Life.

     10. The defendants named in paragraphs 4 through 9 are hereinafter referred to as the "Individual Defendants."

     11. Defendant Hartford Financial is a corporation duly organized and existing under the laws of the State of Delaware. Hartford Financial is a holding company with subsidiaries which underwrites property, casualty, surety and life insurance as well as annuity products. Hartford Financial maintains its principal executive offices at 440 Lincoln Street, Worcester, Massachusetts.

     12. Because of their positions as officers/directors, and in the case of Hartford Financial as controlling shareholder of the Company, defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

     13. Each defendant herein is sued individually as a conspirator, as well as in his/her/its capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

     14. Plaintiff brings this case in its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is described more fully below.

     15.  This action is properly maintainable as a class action.

     16. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 26 million shares of common stock. There are thousands of record and beneficial stockholders.

     17. There are questions of law and fact common to the Class including, inter alia, whether:

          a. defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

          b. plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

     18. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

     19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of
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the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     20. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS

     21. On March 31, 2000, the Dow Jones News Wire reported that Hartford Financial proposed to buy all of Hartford Life's outstanding redeemable common stock, which was not already owned by Hartford Financial, for approximately $44.00 per share.

     22. Hartford Financial, which presently holds 81.5% of Hartford Life's outstanding stock, seeks to take Hartford Life private by squeezing out Hartford Life's public shareholders at a price which is wholly inadequate in light of Hartford Life's recently reported earnings.

     23. On January 30, 2000, Hartford Life reported 1999 4th quarter earnings that were 19% higher than earnings for the same quarter of 1998. Recently, Donaldson Lufkin & Jenrette and Salomon Smith Barney placed a "buy" rating on Hartford Life's stock because of the Company's strong financial performance.

     24. Defendants, including Hartford Financial as a majority shareholder, have breached their fiduciary obligations to Hartford Life's shareholders to maximize shareholder value.

     25. Because of its control over the Board, Hartford Financial is in a position to, and in fact did, dictate the terms of the proposed transaction so that the Individual Defendants will ultimately have no choice but to accede to Hartford Financial's wishes.

     26. Even in light of what has publicly disclosed about Hartford Life's present business and future prospects, the proposed transaction is grossly unfair, inadequate, and provides value to Hartford Life's stockholders substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Hartford Life is materially greater than the consideration contemplated by the proposed transaction price, taking into account Hartford Life's asset value, its expected growth, and its revenues and cash flow and earnings power.

     27. The proposed transaction is wrongful, unfair and harmful to Hartford Life public stockholders, and will deny Class members their right to share proportionately in the true value of Hartford Life's valuable assets, and future growth in profits and earnings, while usurping the same for the benefit of Hartford Financial.

     28. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

     29. As a result of defendants' action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of Hartford Life's assets and businesses.

     30. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Hartford Life's valuable assets and businesses, all to the irreparable harm of the Class.

     31.  Plaintiff and the Class have no adequate remedy of law.

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     WHEREFORE, plaintiff prays for judgment and relief as follows:

          a. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

          b. declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

          c. preliminary and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction;

          d. in the event the transaction is consummated, rescinding it and setting it aside;

          e. awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          f. awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

          g.  granting such other and further relief as may be just and proper.

                                          ROSENTHAL MONHAIT GROSS
                                          & GODDESS, P.A.

                                          By: /s/ JOSEPH A. ROSENTHAL
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                                            Mellon Bank Center, Suite 1401
                                            919 Market Street
                                            Wilmington, Delaware 19899
                                            (302) 656-4433
                                            Attorneys for Plaintiff

Of Counsel:

LOWEY DANENBERG BEMFORAD
& SILINGER P.C.
The Gateway, 11th Floor
One North Lexington Avenue
White Plains, NY 10601-1714
(914) 997-0500

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